MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

October 17, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Private Placement Closes

Miranda Gold Corp. wishes to announce that it has closed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each full warrant is exercisable to purchase one additional common share at $1.15 per share for a period of two years. Securities issued pursuant to this private placement are subject to a four month hold period expiring February 5, 2006. Miranda Gold Corp. now has 31,172,760 shares issued and outstanding and approximately $4,900,000 in its treasury.

A finder’s fee may be payable on a portion of this private placement. The net proceeds will be used to augment working capital.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., and Golden Aria Corp.

For more information, please visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

SAFE HARBOUR STATEMENT

This news release may include forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the Company’s analysis of opportunities in the acquisition and development of various mining project interests and certain other matters. These statements are made under the “Safe Harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward looking statements contained herein. Forward-looking statements involve risks and uncertainties. Words such as "will," "anticipates," "believes," "plans," "goal," "expects," "future," "intends" and similar expressions are used to identify these forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in this press release. Such risks include, but are not limited to terrorist activities that may affect our business or the economy in general; lack of success in mining activities; the prices of metals and gemstones; lack of funds to conduct mining activities; increase in costs of production, and similar risks. For further information about the Company, please refer to its materials filed with the Securities and Exchange Commission and available on the SEC website at www.sec.gov.